Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211513

NortonLifeLock Inc.

60 E Rio Salado Parkway, Suite 1000

Tempe, Arizona 85281

(650) 527-8000

Prospectus Supplement No. 6

(to Prospectus dated July 26, 2019)

_________________________________________________

This Prospectus Supplement No. 6 supplements the prospectus, dated July 26, 2019 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, and which forms a part of our Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-211513). This Prospectus Supplement No. 6 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Commission on November 4, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 6.

The Prospectus and this Prospectus Supplement No. 6 relate to the registration of $500,000,000 in aggregate principal amount of our 2.500% Convertible Senior Notes due 2021 (the “notes”) and the shares of our common stock, par value $0.01, issuable upon conversion of the notes for resale by the selling securityholders identified in the Prospectus.

This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 6 supersedes the information contained in the Prospectus.

The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “SYMC.” On November 1, 2019, the closing sale price of our common stock was $23.41 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is November 4, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 4, 2019

NortonLifeLock Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-17781	77-0181864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ	85281
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (650) 527-8000

Symantec Corporation

350 Ellis Street, Mountain View, CA 94043

(Former name or former address, if changed since last

report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SYMC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 4, 2019, NortonLifeLock Inc. (formerly known as Symantec Corporation) (the “Company”) entered into a credit agreement (the “Credit Agreement”) with the issuing banks and lenders party thereto (the “Lenders”), Wells Fargo Bank, National Association, as revolver administrative agent and swingline lender, JPMorgan Chase Bank, N.A., as term loan administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents, that provides for an initial 5-year term loan facility in an aggregate principal amount of $500 million (the “Initial Term Facility”) and a delayed draw 5-year term loan facility in an aggregate principal amount of $750 million that will be available until September 15, 2020 (the “Delayed Draw Term Facility” and, together with the Initial Term Facility, the “Term Loan Facility”) and a 5-year revolving credit facility in an aggregate principal amount of $1.0 billion (the “Revolving Loan Facility”). The Credit Agreement replaces the Prior Credit Facility (as defined below), which was terminated on November 4, 2019. At closing of the Credit Agreement, the Company did not borrow any funds under the Revolving Loan Facility and borrowed $500 million under the Initial Term Facility to refinance indebtedness under the Prior Credit Facility. The proceeds of borrowings under the Delayed Draw Term Facility will be used by the Company to refinance its 4.20% Senior Notes due 2020. The total indebtedness of the Company is not increased as a result of the execution of the Credit Agreement and the borrowing of the Term Loans.

The Revolving Loan Facility provides that the Company may borrow up to $1.0 billion of revolving loans for working capital, general corporate purposes and other purposes not restricted by the Credit Agreement. The Company has agreed to pay the Lenders a commitment fee for their commitments under the Revolving Loan Facility at a rate per annum that varies based on the Company’s ratio of debt to adjusted EBITDA (adjusted earnings before interest, taxes, depreciation, and amortization) and the debt ratings, as determined by Standard & Poor’s and Moody’s, of the Company’s non-credit-enhanced, senior unsecured long-term debt (the “Debt Ratings”). The Credit Agreement also includes a feature that allows the Company to increase availability under the Revolving Loan Facility or the Term Loan Facility, at the Company’s option, by an aggregate amount of up to $500 million, subject to obtaining additional commitments from existing lenders or new lenders and other customary conditions.

The loans under the Credit Agreement bear interest, at the Company’s option, at either a rate equal to (x) the greater of (i) the rate of interest publicly announced by Wells Fargo Bank, National Association, in the case of revolving loans, and JPMorgan Chase Bank, N.A., in the case of term loans, as its “prime rate” and (ii) the greater of the federal funds effective rate as announced by the New York Federal Reserve Bank and the overnight bank funding rate as determined by the New York Federal Reserve Bank, plus 0.50%, or (y) the LIBOR rate, as adjusted for statutory reserves (the “Adjusted LIBO Rate”), in each case plus a margin that varies based on the Company’s ratio of debt to adjusted EBITDA and its Debt Ratings. Under the Credit Agreement, the Company may select an interest period of one, two, three or six months for each loan if the Adjusted LIBO Rate is chosen (or, with the consent of each applicable Lender, twelve or fewer months or a period of shorter than one month).

The Initial Term Facility, Delayed Draw Term Facility and Revolving Loan Facility each mature on November 4, 2024, in each case subject to extension as provided for in the Credit Agreement. The Company may prepay loans under the Credit Agreement at any time at its option, without penalty, subject to reimbursement of certain costs in the case of borrowings that bear interest at the Adjusted LIBO Rate. The revolving loans may be repaid and reborrowed from time to time prior to November 4, 2024. Amounts borrowed under the Term Loan Facility may not be reborrowed once repaid.

The Credit Agreement contains customary representations and warranties, and affirmative and negative covenants, including an affirmative covenant that the Company maintain a ratio of debt to adjusted EBITDA of not more than 5.25 to 1.00 (subject to adjustment in connection with material acquisitions), and restrictions on, among other things, liens, stock repurchases and dividends (with exceptions permitting the Company’s regular quarterly dividend, a special dividend of $12.00 per common share, and permitting additional dividends and stock repurchases up to $1,600,000,000 or if the ratio of debt to adjusted EBITDA is less than or equal to 5.00 to 1.00). In addition, the Credit Agreement contains customary events of default under which the Company’s payment obligations may be accelerated and the interest rate applicable to any overdue principal amounts will increase by 200 basis points, including among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of covenants, cross defaults and cross-acceleration with certain other indebtedness, certain undischarged judgments, bankruptcy or insolvency events, the inability to pay debts, the occurrence of certain ERISA events, actual or asserted invalidity of loan documents or security interests, or the Company experiencing a change of control described in the Credit Agreement. The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s U.S. subsidiaries pursuant to a subsidiary guaranty, the form of which is attached to the Credit Agreement, and are secured by assets of the Company and the guarantors other than interests in real property and equity interests and intercompany indebtedness of subsidiaries.

In the ordinary course of their respective businesses, certain of the Lenders and the other parties to the Credit Agreement and their respective affiliates have engaged, and may in the future engage, in commercial banking, investment banking, financial advisory or other services with the Company and its affiliates for which they have in the past and/or may in the future receive customary compensation and expense reimbursement.

The description of the Credit Agreement contained herein is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed herewith as Exhibit 10.01 and is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

In connection with its entry into the Credit Agreement, the Company terminated its $1.0 billion senior unsecured revolving amended and restated credit facility, dated August 1, 2016, as amended, with the lenders party thereto, Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility (the “Prior Credit Facility”). There were no borrowings outstanding under the Prior Credit Facility at the termination thereof.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant.

On November 4, 2019, the Company entered into the Credit Agreement described in Item 1.01 above, which information is incorporated by reference into this Item 2.03.

Item 5.03 Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the completion of the sale of certain assets of the Company‘s Enterprise Security business to Broadcom Inc. for approximately $10.7 billion in cash and the assumption of certain liabilities (subject to delayed closings in certain non-U.S. jurisdictions in accordance with the terms of that certain Asset Purchase Agreement, dated as of August 8, 2019, as amended or supplemented, by and between the Company and Broadcom Inc.) (the “Closing”), on November 4, 2019, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment (the “Certificate of Amendment”) of its certificate of incorporation to amend Article 1 thereof to change its name from “Symantec Corporation” to “NortonLifeLock Inc.”, effective as of November 4, 2019. Additionally, the Board of Directors of the Company amended its bylaws to reflect the change of the Company’s name described above, effective November 4, 2019. Copies of the Certificate of Amendment and the Amended and Restated Bylaws are filed as Exhibits 3.01 and 3.02, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

In connection with the name change, at the opening of trading on November 5, 2019, the Company’s shares of common stock will begin trading on The Nasdaq Stock Market LLC under the ticker symbol “NLOK.” The new CUSIP number for the Company’s common stock is 668771 10 8.

Item 7.01 Regulation FD Disclosure.

On November 4, 2019, the Company issued a press release announcing the Closing and the name change described above, a copy of which is attached as Exhibit 99.01 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Document
3.01	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Symantec Corporation.
3.02	Amended and Restated Bylaws of NortonLifeLock Inc.
10.01	Credit Agreement, effective as of November 4, 2019, among NortonLifeLock Inc., the issuing banks and lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents.
99.01	Press Release dated November 4, 2019.
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NortonLifeLock Inc.

Date: November 4, 2019	By:	/s/ Scott C. Taylor
Scott C. Taylor Executive Vice President, General Counsel and Secretary